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                             September 23, 2021

       Lynda Chervil
       Chief Executive Officer
       Internet Sciences Inc.
       521 Fifth Ave, 17th Floor
       New York, NY 10175

                                                        Re: Internet Sciences
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 31,
2021
                                                            File No. 333-259214

       Dear Ms. Chervil:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors, page 9

   1. Please add a risk factor that addresses you have a history of not satisfying your public reporting requirements
under the federal securities laws. In this regard, we note that you did not timely file the
Form 10-K for the fiscal year ended December 31, 2020 and the quarterly report for
March 31, 2021. Further, we note that you did not file your Form 10-
                                                        K for the fiscal year
ended December 31, 2019 and the quarterly reports for March 31,
                                                        2020, June 30, 2020,
and September 30, 2020.
   2. Please clarify your intentions as to whether you plan for both your Class A and Class B common stock shares to
be quoted on an established trading market or listed on an
                                                        exchange, or just the
Class A common stock. Please also add a risk factor that addresses how the market price of
the Class A and Class B common stock shares may diverge given
 Lynda Chervil
FirstName  LastNameLynda    Chervil
Internet Sciences Inc.
Comapany 23,
September   NameInternet
                2021     Sciences Inc.
September
Page  2     23, 2021 Page 2
FirstName LastName
         the differing trading volume, voting power, and markets that these shares may trade upon.
3. Please include a risk factor addressing the risks related to the identified material weaknesses in internal control over financial reporting, which resulted in management's conclusion that internal control over financial reporting were not effective at December
         31, 2020 and disclosure controls and procedures were not effective at December 31, 2020 and June 30, 2021. Include a discussion of your remediation plan including the expected timing of such activities and any material costs you expect to incur. Dilution, page 14

4. Please revise to clarify if this is a best efforts offering. If so, revise to provide dilution information assuming various levels of securities are sold, similar to your use of proceeds disclosures.
Underwriting, page 16

5. Similarly, your disclosure in this section indicates that your offering may be made on an underwritten, firm commitment basis. Please clarify that your offering will be conducted on a best efforts basis. To the extent that you engage a placement agent or an underwriter to sell your shares, please revise to describe your placement agency or underwriting arrangement and file the placement appropriate agreement as an exhibit.
         Further, please clarify why you reference a subsequent $50 million IPO on page 21.
Incorporation by Reference, page 26

6. It appears that you do not meet the eligibility requirements to be able to incorporate by reference. Please note that in order to be able to incorporate by reference, registrants must have filed all reports and other materials required to be filed by Sections 13(a), 14, or
         15(d) of the Exchange Act during the preceding 12 months. See Section VII.B of Form S-
         1. Please revise.
General

7. Please briefly describe your current operations and business activities beyond those relating to organizing and capital raising or financing activities. You describe your
         business as    an information and communications technology company
that seeks to
         become a multi-industry technology-based enterprise primarily through merger and acquisition of business segments in new media technologies, digital telecommunication, data storage, IoT enabling technologies and cutting edge ICT technologies for Data
         Analytics.    Given your lack of revenues, no or nominal assets and
business model
         involving acquiring new businesses after raising new capital, please advise us whether you are a blank check company, as defined by Rule 419, or a shell company, as defined by
         Rule 405. Please note that if you are a shell company or blank check company, you are ineligible to incorporate your financial statements by reference and your stockholders have additional restrictions as to exempted resales under Rule 144. If you believe that you
 Lynda Chervil
Internet Sciences Inc.
September 23, 2021
Page 3
       are not a blank check company or shell company, please revise your business disclosures to sufficiently describe your current business activities and operations and also proposed business activities that are unrelated to raising funds to purchase new businesses with such funds.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameLynda Chervil
                                                             Division of
Corporation Finance
Comapany NameInternet Sciences Inc.
                                                             Office of
Technology
September 23, 2021 Page 3
cc:       Jeff Turner, Esq.
FirstName LastName